

07002488

UNITED STATES
.ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NASDAQ Execution Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro **212-401-8982**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __A. Manny Alicandro, and I, Christopher Concannon______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of __________Nasdaq Execution Services, LLC and subsidiary (the "Company")______________________________, as of _December 31___________________________, 2006_______, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, and that the statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

Signature

President

Title

Notary Public

KELLI J. BUFORD
Notary Public - State of New York
No. 01-BU6094380
Qualified in Westchester County
My Commission Expires on June 16, 2007

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Registered Public Accounting Firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nasdaq Execution Services, LLC

Consolidated Statement of
Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Consolidated Statement of Financial Condition 2
Notes to Consolidated Financial Statement 3

Consolidated Statement of Financial Condition

Nasdaq Execution Services, LLC

(Formerly Brut, LLC)

December 31, 2006
With Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Nasdaq Execution Services, LLC

We have audited the accompanying consolidated statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Nasdaq Execution Services, LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

February 28, 2007

Ernst & Young LLP

Nasdaq Execution Services, LLC

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 55,669,553
Deposits with clearing organization	990,881
Receivables, net	54,691
Receivables from affiliates, net	10,793,184
Goodwill	5,569,073
Intangible asset, net of accumulated amortization of $616,725	2,283,275
Other assets	2,293,240
Total assets	$ 77,653,897
Liabilities and members' equity	
Liabilities:	
Clearance and execution fees payable	$ 1,563,400
Accrued compensation and benefit costs	865,428
Accounts payable and accrued expenses	15,639,791
Total liabilities	18,068,619
Members' equity	59,585,278
Total liabilities and members' equity	$ 77,653,897

See notes to the consolidated financial statement.

1. Organization and Description of the Business

Nasdaq Execution Services, LLC, or the Company, is a wholly-owned subsidiary of The NASDAQ Stock Market LLC. The Nasdaq Stock Market, Inc., or Nasdaq, is a holding company that operates The NASDAQ Stock Market LLC, or the Exchange, as its wholly-owned subsidiary. Nasdaq also operates, through The NASDAQ Stock Market LLC, The Nasdaq Market Center, which provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes in The NASDAQ Stock Market LLC and other national stock exchanges.

Brut, LLC, the entity which operated the Brut platform and Inet ATS, Inc., or INET, the entity which operated the INET platform merged together in February 2007 into a single broker-dealer, Brut, LLC. Brut, LLC and INET were wholly owned subsidiaries of Nasdaq. This merger was accounted for in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141 "Business Combinations," as entities under common control with Brut, LLC as the surviving entity. Subsequently, Brut, LLC was renamed Nasdaq Execution Services, LLC.

On August 1, 2006, Nasdaq adopted a holding company structure in connection with its registration as a national securities exchange. The NASDAQ Stock Market LLC holds the operations of the exchange and Nasdaq's exchange license. On December 28, 2006, Nasdaq completed an internal reorganization that resulted in the transfer of certain assets and liabilities of the Company relating to the INET and Brut trading platforms to the Exchange. These assets and liabilities of the Company were transferred as of December 28, 2006 based on the revised operating structure of these entities in accordance with SFAS 141. See "Non Cash Dividend to The NASDAQ Stock Market LLC," of Note 3, "Related Party Transactions," for further discussion. During the period August 1, 2006 through the date of transfer, these net assets were operated for the benefit of the Exchange without reimbursement.

Activity and Regulation of Nasdaq Execution Services, LLC after August 1, 2006

The Company currently operates as Nasdaq's routing broker-dealer for sending orders from The Nasdaq Market Center to other venues for execution in accordance with member order instructions and requirements. The routing and clearing functionality as discussed below in "Activity and Regulation of Nasdaq Execution Services, LLC before August 1, 2006" remains in place. The processing of all non-routing activities was transitioned to the Exchange. The Company is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of the New York Stock Exchange, or NYSE, National Association of Securities Dealers, Inc., or NASD, American Stock Exchange, or Amex, Boston Stock Exchange, Chicago Stock Exchange,

1. Organization and Description of the Business (continued)

International Securities Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange and the National Stock Exchange.

Activity and Regulation of Nasdaq Execution Services, LLC before August 1, 2006

Prior to August 1, 2006, the Company maintained an electronic equity securities market place which provided its broker-dealer customers trade execution and routing services. The Company operated two trading platforms, the Brut platform and the INET platform which operated two separate limit order books, with separate matching and routing systems and clearing relationships.

Both the Brut and INET platforms allowed its subscribers to enter orders for display, view and execute against the orders entered by other subscribers, view the trading interest of other market participants, and route orders through the respective platforms to trade with said participants. Subscribers primarily use the platforms for transaction activity in securities traded on The NASDAQ Stock Market, although the platforms also offer similar capabilities with respect to securities traded on the NYSE and Amex.

The Brut platform cleared all trading activity directly with the National Securities Clearing Corporation, or NSCC, either as a Qualified Special Representative, or QSR, or under an Automated Give Up, or AGU, agreement, through Automated Confirmation Trades system, or ACT, except for institutional trades and Designated Order Turnaround, or DOT, -processed listed securities.

The QSR relationship mentioned above is an agreement between the Company, the clearing broker and a contra-clearing broker whereby the contra-clearing broker agrees to honor all trades sent directly to NSCC by the Company. In the AGU relationship, the Company will send the trade to ACT initially and then ACT will send the trade to NSCC for clearing.

The INET platform cleared through a relationship with Instinet Clearing Services Inc, or ICS, where ICS cleared all trades between INET and its contra broker-dealers in a QSR capacity until June 1, 2006. After June 1, 2006, INET cleared all trading activity with NSCC as described above.

Other

Brut Europe Limited, was a wholly-owned inactive subsidiary of Nasdaq Execution Services, LLC which was set up to generate a European subscriber base. Nasdaq determined to dissolve Brut Europe Limited. It was placed into members' voluntary liquidation in July 2005 and was completely dissolved in January 2007.

1. Organization and Description of the Business (continued)

The Company is subject to regulation by the Securities and Exchange Commission, or SEC, the Self Regulatory Organizations, or SROs, and the various state securities regulators.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Nasdaq Execution Services, LLC and its wholly-owned subsidiary Brut Europe Limited. All significant intercompany accounts and transactions have been eliminated in consolidation. As discussed in Note 1, "Organization and Description of the Business," Brut Europe Limited was completely dissolved in January 2007.

Financial Statement Preparation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents and Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less, at acquisition to be cash equivalents. The majority of cash and cash equivalents represent money market funds held at major U.S. financial institutions.

Deposits with clearing organization

Deposits with clearing organization primarily represent funds held at NSCC for settlement of trades.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. In the fourth quarter of 2006, in connection with the completion of Nasdaq's internal reorganization that resulted in the transfer of assets and liabilities to the Exchange, goodwill on the Company's books was allocated between the Company and the Exchange using a relative fair value approach, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. See

2. Significant Accounting Policies (continued)

Note 4, "Goodwill and Intangible Asset," for further discussion. Therefore, goodwill as of December 31, 2006 relates to Nasdaq Execution Services, LLC's routing activities.

According to SFAS 142, goodwill is tested annually for impairment and in interim periods if certain events occur indicating that the carrying value may be impaired. An impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. The Company completed its annual testing for fiscal 2006 and determined that its recorded goodwill was not impaired.

Intangible Asset, Net

Intangible asset, net at December 31, 2006 consists of routing software and related technology hardware, which is being amortized over an estimated useful life of five years. Prior to December 28, 2006, as a result of Nasdaq's acquisition of Brut, LLC in September 2004 and INET in December 2005 intangible assets of the Company included routing software and related technology hardware discussed above, customer relationships, a trading platform and a technology software license. The customer relationships, the trading platform and the technology software license were transferred to the exchange subsidiary as part of the reorganization on December 28, 2006. Customer relationships relating to the former INET and Brut were being amortized on a straight-line basis over their estimated average useful life of 13 and ten years, respectively. The INET trading platform was being amortized on a straight-line basis over its estimated average useful life of five years. The software license related to the Brut trading platform was fully amortized in 2006 as a result of Nasdaq's decision to replace the Brut platform with the INET platform.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When the market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and liabilities in the consolidated statement of financial condition and were immaterial at December 31, 2006. Market value is based on published market prices.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and, as such, is generally not subject to federal or state income taxes. All items of taxable income and all income tax deductions flow through to the holders of member shares, in proportion to their ownership interest. Limited liability companies are, however, subject to New York City Unincorporated Business Taxes, or NYCUBT. We use the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes," to provide relevant taxes on all transactions recorded in the Company's financial statement. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

For the year ended December 31, 2006, the Company accrued federal and state income taxes related to INET's activity prior to merging into the Company in February 2006. See Note 5, "Income Taxes," for further discussion.

3. Related Party Transactions

Cash Dividend to Nasdaq

After the reorganization of the business operations of the Company as Nasdaq's routing broker and the transitioning of all non-routing activities to the Exchange, excess cash which was maintained for net capital requirements was no longer required and $120,000,000 was returned to Nasdaq via a cash dividend.

Non Cash Dividend to The NASDAQ Stock Market LLC

Also as a result of the reorganization of the business operations discussed above, certain assets and liabilities totaling $1,027,412,573 which included intangible assets and goodwill were transferred to the Exchange based on the revised operating structure of the entity. This transfer was accounted for in accordance with SFAS 141 at book value. Goodwill was allocated using a relative fair value approach in accordance with SFAS 142. See Note 4, "Goodwill and Intangible Asset," for further discussion.

4. Goodwill and Intangible Asset

As a result of the Nasdaq's acquisition of Brut, LLC in 2004, and INET in 2005, and the allocation of goodwill to the Company as discussed in "Goodwill," of Note 2, "Significant Accounting Policies," at December 31, 2006, the Company had goodwill of $5,569,073.

The following table summarizes the Company's intangible asset as of December 31, 2006:

	Gross Carrying Amount	Accumulated Amortization	Net Balance
Routing software and related technology hardware	$2,900,000	$616,725	$2,283,275

5. Income Taxes

As of December 31, 2006, the net deferred tax asset balance is $330,778. This amount, recorded in other assets, primarily relates to amortization of intangibles. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

6. Accumulated Other Comprehensive Income

Accumulated other comprehensive income, included in members' equity represents cumulative gains/losses that are not reflected in earnings for the foreign currency translation adjustment recorded on the consolidation of the Company's subsidiary's assets and liabilities. The subsidiary's assets and liabilities were recorded in the subsidiary's local currency (GBP) and translated to U.S. dollars in consolidation at exchange rates in effect at the balance sheet date. At December 31, 2006, the balance in accumulated other comprehensive income was $190,592.

7. Net Capital Requirements and Members' Equity

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

7. Net Capital Requirements and Members' Equity (continued)

At December 31, 2006, the Company had net capital of $37,969,341, which was $37,719,341 in excess of its required net capital of $250,000. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

The Company has an agreement with its clearing broker that enables the Company to include certain assets as allowable assets in its Net Capital Computation.

8. Guarantees, Commitments and Contingent Liabilities

Leases—As of December 31, 2006, the Company's operating lease for office space expired. In February, 2007, the Company entered into a new non-cancelable operating lease for office space through February, 2008, with a one year renewal option. Future rent related to this operating lease will be $40,370 for 2007 and $45,305 for 2008, if the renewal option is exercised.

Nasdaq Execution Services, LLC Agreements - The Company has contracted with SunGard Financial for SunGard Financial to provide the Company on-line processing, report services and related services in connection with the clearance of trades. The term of this agreement is five years and began in September 2004 and is automatically renewed at yearly intervals thereafter until terminated by Nasdaq Execution Services, LLC or SunGard Financial. The annual fee was $10.0 million in the first year, declining to $8.0 million in the second year and $6.0 million in the third year of the agreement. The annual fee is subject to price review in years four and five based on market rates, but will not be less than $4.0 million per year. Some additional fees may be assessed based on services needed or requested. Prior to May 31, 2006, the Company's trades relating to the INET platform were cleared through Instinet Clearing Services, Inc.

Our single platform includes the functionality which was previously provided by SunGard Financial. Therefore, the Company has decided to exit the above agreement.

The Company also contracted with SunGard to host certain software on designated equipment at a SunGard facility for a transitional period beginning in September 2004. This agreement has been amended and under the terms of the current agreement between SunGard and the Exchange, which was effective August 7, 2006, the monthly payment was reduced to a nominal amount for the remainder of the term of the agreement which now expires in December 2007. After January 1, 2007, the amended agreement may be canceled at any time upon providing SunGard thirty days written notice.

Brokerage Activities—In accordance with Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees,

8. Guarantees, Commitments and Contingent Liabilities (continued)

Including Indirect Guarantees of Indebtedness of Others," the Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements,

which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. After August 1, 2006, The NASDAQ Stock Market LLC and The Nasdaq Stock Market, Inc. are the only two members of the Company.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

General Litigation and Regulatory Matters—The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

In August 2006, the Company settled a regulatory matter with NASD regarding compliance with Nasdaq Execution Services, LLC's obligations regarding short sales, firm quotes and other reporting and disclosure requirements. The Company paid a fine of $2.2 million to NASD for the year ended December 31, 2006.

Management is not aware of any other unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC, NYSE and NASD adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. NYSE is Nasdaq Execution Services, LLC's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences and changing Nasdaq Execution Services, LLC's DEA may entail additional regulatory costs.

8. Guarantees, Commitments and Contingent Liabilities (continued)

Risks and Uncertainties—The Company, as a broker-dealer, acts as principal to the transactions executed through The Nasdaq Market Center, which exposes the Company to clearance and settlement risks.

9. Fair Value of Financial Instruments

The Company considers cash and cash equivalents, deposits with clearing organization, receivables, net, receivables from affiliates, net, other assets, accounts payable and accrued expenses, accrued compensation and benefit costs, and clearance and execution fees payable to be its financial instruments. The carrying amounts reported in the consolidated statement of financial condition for the company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.


END